Exhibit 99.1

New Pacific Intercepts 111 Metres Grading 1.54 Grams Per Tonne Gold Near Surface at the Silverstrike Project

VANCOUVER, BC, Sept. 12, 2022 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE-A: NEWP), together with its local Bolivian partner, is pleased to announce assay results for the first drill hole from the Discovery Drill Program at the Silverstrike Project, in the Department of La Paz, Bolivia ("Silverstrike"). The drill hole intersected broad gold mineralization starting near-surface. Seven holes have been drilled to date since the start of the program in June 2022. Assay results of the remaining six holes are pending.

Drill hole DSSk0001 intersected a broader interval of 195.05 metres ("m") (from 10.22 m to 205.27 m) grading 0.96 grams per tonne ("g/t") gold ("Au") and 6 g/t silver ("Ag"), including an interval of 111.39 m (from 12.61 m to 124.00 m) grading 1.54 g/t Au and 8 g/t Ag, and a higher grade near-surface sub-interval of 36.06 m (from 12.61 m to 48.67 m) grading 3.97 g/t Au and 20 g/t Ag (Table 1).

Hole DSSk0001 was drilled to test the continuous surface chip sampling results of 42m interval grading 1.02 g/t Au and 18 g/t Ag (please refer to the Company's news release on June 14, 2022). Figures 1 & 2 show the drill hole location and geological cross section. Gold mineralization discovered is hosted in volcanic clastic sediments (breccia or ignimbrites) that extend to North and North-East with fractures dipping at high angles to the east. The ignimbrite or breccia host rock for gold is similar to the Company's gold discovery at the Carangas Project, in the Department of Oruro, Bolivia.

This discovery marks another milestone following the Company's discoveries made at Silver Sand and Carangas, displaying the Company's capability of growing its shareholders' value through careful project identification, acquisition, thorough geological study and well-planned drilling.

Table 1 Summary of Drill Intercepts of the 2022 Silverstrike Discovery Drill Program
Hole_ID		From_m	To_m	Length_m	Au_g/t	Ag_g/t	Pb_%	Zn_%	Cu_%	AgEQ_g/t
DSSk0001		10.22	205.27	195.05	0.96	6	0.20	0.14	0.02	87
	incl.	12.61	124.00	111.39	1.54	8	0.23	0.12	0.03	131
	incl.	12.61	48.67	36.06	3.97	20	0.21	0.08	0.06	318
	incl.	24.00	32.30	8.30	12.14	22	0.33	0.03	0.03	899
Notes:
1.	Drill intercepts are core lengths, and grades are length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
2.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2022 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for silver, US$0.95/lb for lead, US$1.10/lb for zinc, and US$3.40/lb for copper.
3.	A cut-off of 20g/t AgEq is applied for the calculation of length-weighted intercepts.

2022 DISCOVERY DRILL PROGRAM

The Silverstrike Discovery Drill Program commenced in June 2022. To date, 2,030 m have been drilled in seven diamond drill holes (Table 2) at the Silverstrike Central Prospect.

In recent news releases, the Company has identified 1) multiple near-surface broad-zones of silver mineralization hosted in altered sandstones at Silverstrike North, similar to the mineralization style at Silver Sand, and 2) a near-surface broad silver zone near the top of a ~900 m diameter volcanic dome of ignimbrite units with the intrusion of rhyolite dyke swarm and andesite flows, and a broad gold zone half way from the top of the dome, at Silverstrike Central.  The initial focus of this drilling program is to test the near surface broad gold zone and silver zone at Silverstrike Central (Figure 1).

Figure 1. A simplified geology plan map and drill holes of the Discovery Drill Program at the Silverstrike Central

Figure 2. Drill cross section of hole DSSk0001

Table 2 Summary of Drill Hole Specifications of the 2022 Discovery Drill Program of Silverstrike Project
Hole_ID	Easting	Northing	Altitude (m)	Depth (m)	Azimuth (°)	Dip (°)	Date_Completion	Target
DSSk0001	477020	8085836	4448	340	302	-45	7/11/2022	Gold Zone
DSSk0002	476948	8085860	4448	340	110	-45	7/22/2022	Gold Zone
DSSk0003	477074	8085915	4494	150	295	-45	7/25/2022	Gold Zone
DSSk0004	477131	8086343	4570	200	280	-45	7/31/2022	Silver Zone
DSSk0005	477205	8086332	4570	400	280	-45	8/16/2022	Silver Zone
DSSk0006	477125	8086404	4569	350	280	-45	8/28/2022	Silver Zone
DSSk0007	477083	8086460	4551	250	270	-45	9/2/2022	Silver Zone
Notes:
1.	Drill collar coordinate system is UTM Zone 19S.
2.	Coordinate of drill collar is picked with handheld GPS, subject to minor modification when resurveyed with RTK GPS upon completion of the drilling program.

QUALITY ASSURANCE AND QUALITY CONTROL

All samples in respect of the exploration program at the Silverstrike Project, conducted by the Company and discussed in this news release, are shipped in securely-sealed bags by New Pacific staff in the Company's vehicles, directly from the field to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an independent ISO 17025 accredited laboratory. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade over specified limits for silver, lead and zinc further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted to normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43- 101"). The Qualified Person has verified the information disclosed herein, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship Project, the Silver Sand Silver Project, is waiting for a new Mineral Resource Estimate Update and a PEA by the end of 2022.  Recently discovered Caragas Silver-Gold Project is undergoing a 40,000 m drill program. The third project, the Silverstrike Silver-Gold Project, commenced a 6,000 m discovery drill program in June 2022.

For further information, please contact:
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; timing and content of the PEA, and estimates of the Company's revenues and capital expenditures.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2021 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.  All forward-looking statements in this news release are qualified by these cautionary statements.  Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law.  These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 05:00e 12-SEP-22